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                                                                      EXHIBIT 99


Contacts:  PROCEPT, INC.                          PACIFIC PHARMACEUTICALS, INC.
           James Ankner/Mary Ann Dunnell          Linda B. Preucil
           Robinson Lerer & Montgomery            Director of Business Relations
           212/484-7697/212-484-7797              908/497-0160
           jankner@rlmnet.com                     LBPreucil@aol.com
           www.procept.com                        www.PacificPharm.com
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FOR IMMEDIATE RELEASE



                      PROCEPT AND PACIFIC PHARMACEUTICALS
           ENTER INTO LETTER OF INTENT REGARDING MERGER DISCUSSIONS



CAMBRIDGE, MA, AND SAN DIEGO, CA, NOVEMBER 5, 1998 - Procept, Inc. (Nasdaq:
PRCT) and Pacific Pharmaceuticals, Inc. (OTC: PHAA) today announced that they have signed a letter of intent which contemplates the merger of Pacific Pharmaceuticals, Inc. into Procept, Inc. Boards of directors at each company have approved the continuance of negotiations toward the signing of a definitive merger agreement.

Both companies' managements are supportive of the proposed merger, which would effectively consolidate resources and drug development expertise to further advance both ongoing research programs. "Joining forces with Pacific Pharmaceuticals is consistent with Procept's objective to identify clinical candidates with the potential for both a significant medical advancement and accelerated approval. The merger would provide a focus in anti-infectives and oncology, which is aligned with this strategy. The resulting expansion of the Company's product portfolio would position Procept for successful growth," commented Mr. John F. Dee, President and Chief Executive Officer of Procept, Inc. "The combined strength of the two companies will facilitate the development of each company's key programs," stated H. Laurence Shaw, M.D., Chairman, Chief Executive Officer and President of Pacific Pharmaceuticals, Inc. "In this era of depressed capital markets, a merger would provide resources to position the companies more favorably to reach critical milestones and secure appropriate strategic partnerships."

TERMS OF THE TRANSACTION
As currently contemplated, each Pacific share will convert into approximately
0.12 Procept common shares. In addition, (a) Procept will assume an approximately $7.3 million obligation in connection with a Pacific Pharmaceuticals subsidiary BG Development Corp.; and (b) in exchange for the waiver of certain liquidation rights, Pacific preferred shareholders will receive certain contractual rights from Procept. Further details pertaining to the terms of the merger will be released in the event that a definitive merger agreement is signed.

The companies expect that the available working capital after consummation of the transaction, combined with the existing and anticipated government research agreements, would fund the merged entity's current programs for approximately two years.

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The closing under such a definitive merger agreement would be contingent upon several conditions including (a) satisfactory due diligence by both parties;
(b) fairness opinions by independent investment bankers; and (c) the final approval of the transaction by one or both companies' shareholders. At this stage of the discussions, the outcome of these and other contingencies is unknown.

Procept, Inc. is a biopharmaceutical company engaged in the development of novel drugs with a focus in anti-infectives and immunosuppressants. Procept's proprietary lead infectious disease candidate in human clinical trials is PRO 2000 Gel, a vaginal, topical microbicide designed to provide protection against HIV (human immunodeficiency virus) and other sexually transmitted diseases. Procept's immunosuppressive research program targets an intracellular T-cell enzyme DHODH (dihydrooratate dehydrogenase) that helps to activate the immune response. Patent applications have been filed for a series of lead DHODH compounds which may provide target opportunities for treating immune system disorders such as rheumatoid arthritis, and for preventing transplant rejection.

Pacific Pharmaceuticals, Inc. is a public research and development company engaged in the development of cancer therapies, two of which are in human clinical trials. The Company manages the products through pre-clinical, clinical development and regulatory approval to position them for successful commercialization. Pacific is developing a chemosensitizing agent to overcome cancer drug resistance in brain and other cancers, a photodynamic therapy boronated porphyrin (BOPP) molecule for use in hyperproliferative disorders including pre-cancerous conditions, cancers, and non-cancerous disorders such as vascular restenosis and endometriosis, and an immunotherapy for the treatment of metastatic cancer.

THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS. THERE CAN BE NO ASSURANCE THAT PACIFIC PHARMACEUTICALS, INC. OR PROCEPT, INC. INDIVIDUALLY OR JOINTLY, WILL DEVELOP COMMERCIALLY VIABLE PRODUCTS, ACHIEVE STRATEGIC PARTNERSHIPS, WILL COMPLETE CLINICAL TRIALS ON A SUCCESSFUL BASIS, OR THAT THE MERGER BETWEEN PACIFIC PHARMACEUTICALS AND PROCEPT WILL BE CONSUMMATED AND, IF CONSUMMATED, BE SUCCESSFUL. THE ACTUAL RESULTS COULD VARY FROM THOSE EXPECTED DUE TO A VARIETY OF RISKS SET FORTH FROM TIME TO TIME IN EACH OF THE COMPANIES' FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING PACIFIC PHARMACEUTICALS' FORM 10-K FOR THE YEAR ENDED MARCH 31, 1998 AND PROCEPT'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997. THE COMPANIES UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY OF THESE FORWARD LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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